Exhibit 21

List of Subsidiaries of Rockwell Collins, Inc.

Name	State/Country of Incorporation
Intertrade Limited	Iowa

K-Systems, Inc.	California

Kaiser Aerospace & Electronics Corporation (d/b/a Kaiser Electroprecision)	Nevada

Kaiser Electro-Optics, Inc.	California

Kaiser Optical Systems, Inc.	Michigan

Rockwell Collins Aerospace & Electronics, Inc. (d/b/a Flight Dynamics and Kaiser Electronics)	Delaware

Rockwell-Collins France S.A.S.	France

Rockwell-Collins (U.K.) Limited	United Kingdom

Listed above are certain consolidated subsidiaries included in the consolidated financial statements of the Company. Unlisted subsidiaries, considered in the aggregate, do not constitute a significant subsidiary.